Exhibit 99.23

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CI Financial Corp. (the “Company”) 2 Queen Street East Twentieth Floor Toronto, Ontario M5C 3G7

Item 2.	Date of Material Change

August 6, 2019

Item 3.	News Release

The Company issued a news release on August 6, 2019, through the newswire services of Cision. A copy of the news release is attached as Schedule “A” hereto and is available on SEDAR at www.sedar.com.

Item 4.	Summary of Material Change

The Board of Directors of the Company announced that Kurt MacAlpine would be appointed Chief Executive Officer and a Director of the Company, effective September 1, 2019. He is replacing Peter Anderson, who announced in April 2019 that he would retire as Chief Executive Officer no later than mid-2020. Mr. Anderson has committed to remaining at the Company in the short term to assist with the transition of responsibilities.

Item 5.	Full Description of Material Change

A full description of the material change is provided in the news release attached as Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

The material change report is not being filed on a confidential basis.

Item 7.	Omitted Information

No information has been omitted.

Item 8.	Executive Officer

The following senior officer of the Company is knowledgeable about the material change described in this report: Edward Kelterborn, Chief Legal Officer 416-681-8170

Item 9.	Date of Report

August 6, 2019

SCHEDULE “A”

PRESS RELEASE

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7 Telephone: 416-364-1145 Toll Free: 1-800-268-9374 www.ci.com

News Release

FOR IMMEDIATE RELEASE

Kurt MacAlpine appointed Chief Executive Officer of CI Financial

TORONTO (August 6, 2019) – The Board of Directors of CI Financial Corp. (“CI”) (TSX:CIX), a diversified asset and wealth management company, today announced the appointment of Kurt MacAlpine as Chief Executive Officer and a Director of the corporation, effective September 1, 2019.

Mr. MacAlpine has valuable experience and exceptional insight into the North American and global wealth and asset management sectors, having served as Executive Vice-President and Head of Global Distribution for WisdomTree Asset Management and as Leader of the North American Asset Management Practice at McKinsey & Company.

“Kurt brings to CI a powerful combination of strategic thinking, innovation, and operational experience across diverse aspects of the wealth and asset management business, both in North America and globally,” said David Miller, Director of CI and Chairman of the Board’s Governance, Human Resources, and Compensation Committee.

“The Board is confident that his deep industry knowledge, proven leadership and experience in developing and executing growth-oriented strategic initiatives will ensure that CI remains a leader in a rapidly changing business environment.”

At WisdomTree, a global asset manager and exchange-traded fund sponsor based in New York, Mr. MacAlpine was responsible for all client-facing functions globally, including distribution, marketing, data intelligence and strategy, business development, and client solutions. He also oversaw the majority of the firm’s international businesses, which during his tenure included employees in Canada, Europe, Japan, Israel and Latin America and strategic partnerships in Asia and Australia and New Zealand. He was a member of the company’s global executive management committee and sat on the boards of several of its international entities and AdvisorEngine, a digital wealth platform.

Mr. MacAlpine helped diversify and globalize WisdomTree’s business and led the development and execution of its global distribution strategy. This included transforming its data intelligence function, which involved partnering with IBM Watson for predictive analytics, building an award-winning Advisor Solutions program, establishing several new strategic partnerships, and redesigning client coverage. Clients who have adopted these new strategic initiatives have generated organic growth rates for WisdomTree of approximately 20%, multiples higher than the legacy approach.

Prior to joining WisdomTree in July 2015, Mr. MacAlpine was a Partner at McKinsey, a global management consulting firm, based in its New York office. In his role as a Partner, he managed global consulting teams in the asset and wealth management industries on topics related to strategy, distribution, marketing, international expansion, mergers and acquisitions, and product development.

“Kurt has worked with some of the largest asset managers in the world and has a thorough understanding of the industry, best practices and new developments,” Mr. Miller said. “In particular, Kurt is familiar with using digital strategies to enhance efficiencies and build new services and businesses, a key plank in CI’s strategic plans.”

“CI Financial is an iconic and unique company in this market,” Mr. MacAlpine said. “As a large and independent firm with global reach, CI is well positioned to take advantage of the many opportunities in asset and wealth management. CI holds a strong and diverse portfolio of businesses and I look forward to working with the CI team to lead the company through the next stage of growth and development.”

Mr. MacAlpine will join a seasoned executive team that leads CI’s diverse operations. The team includes Darie Urbanky, who was recently appointed President and Chief Operating Officer of CI. Mr. Urbanky had been named Executive Vice-President and Chief Operating Officer in 2018 and, prior to that, served as Chief Technology Officer of subsidiary CI Investments Inc.

Mr. MacAlpine is originally from Saint John, New Brunswick. He holds a bachelor of commerce degree from Saint Mary’s University in Halifax, Nova Scotia, and an MBA from Queen’s University in Kingston, Ontario.

He is replacing Peter Anderson, who announced in April 2019 that he would retire as CEO no later than mid-2020. Mr. Anderson has committed to remaining at CI in the short term to assist with the transition of responsibilities.

“Over the past three years, Peter has provided exceptional leadership during a difficult period in which the global asset management business has undergone dramatic changes,” said William T. Holland, CI Chairman. “He has spearheaded a number of initiatives to grow the company and position it for continued success. The Board thanks Peter for his guidance and extensive contributions to CI.”

About CI Financial

CI Financial Corp. (TSX: CIX) is an independent Canadian company offering global asset management and wealth management advisory services. CI held approximately $177 billion in fee-earning assets as of July 31, 2019. Its primary operating businesses are CI Investments Inc., Assante Wealth Management (Canada) Ltd., CI Private Counsel LP, GSFM Pty Ltd., First Asset Investment Management Inc., WealthBar Financial Services Inc., and BBS Securities Inc. Further information is available at www.cifinancial.com.

For further information:

Murray Oxby

Vice-President, Communications

(416) 681-3254

moxby@ci.com